Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

January 28, 2015

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iPath® EUR/USD Exchange Rate ETN
ETN Description
The iPath® EUR/USD Exchange Rate ETN (the “ETNs”) is designed to provide investors with exposure to the EUR/USD Exchange Rate. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, obligations of or guaranteed by any third party. Any payment to be made on the ETNs, including any payments at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index.
An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risk associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus.
Index Description
The EUR/USD exchange rate (the “Index”) is a foreign exchange spot rate that measures the relative values of two currencies, the euro and the U.S. dollar. When the euro appreciates relative to the U.S. dollar, the EUR/USD exchange rate (and the value of the ETNs) increases; when the euro depreciates relative to the U.S. dollar, the EUR/USD exchange rate (and the value of the ETNs) decreases. The EUR/USD exchange rate is expressed as a rate that reflects the number of U.S. dollars that can be exchanged for one euro in the interbank market for settlement in two days. Owning the ETNs is not the same as owning euro and will not reflect the return you would realize if you actually purchased euros and converted them into U.S. dollars.
Index Details
Index name EUR/USD Exchange Rate
Composition Spot exchange rate
Number of components 1
Bloomberg Index ticker EURUSD WMCO
ETN Details
Ticker ERO
Intraday Indicative Value Ticker ERO.IV
CUSIP 06739F184
ISIN GB00B1WPBD95
Primary exchange NYSE Arca
Investor Fee Rate1 0.40% per annum
Deposit Rate2 EONIA minus 0.25%
Inception date 5/8/2007
Maturity date 5/14/2037
Issuer Barclays Bank PLC
Callable ETN No

1

The investor fee rate per ETN is equal to 0.40% per year. The investor fee on the inception date was equal to zero. On each subsequent calendar day until maturity or early redemption, the investor fee will equal to (1) 0.40% times (2) the principal amount of your ETNs times (3) the applicable index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by (4) 365. The index factor on any given day will be equal to the currency component on that day times the accumulation component on that day.

2

For the iPath® EUR/USD Exchange Rate ETN, the Deposit Rate on any given day will be equal to the European Overnight Index Average, as reported on Reuters page EONIA or any successor page on the immediately preceding business day (the “EONIA”), minus 0.25%. The Deposit Rate is intended to represent the actual rate that would be paid by a bank on an overnight deposit of euros.

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3 Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 06/09-06/14, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays
4 Correlations based on monthly returns for 06/09-06/14. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays
ETN returns are for illustrative purposes only. ETN returns measure the returns over the relevant period using the change in the indicative value expressed as a percentage from the beginning of the relevant period to the end of the relevant period and reflect the deduction of applicable fees and costs. Past performance does not guarantee future results.
Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot directly invest in an index. Past performance does not guarantee future results.
iPath® EUR/USD Exchange Rate ETN -0.79 -0.88 4.92 -2.27 -0.75 0.73 8.90 0.76
EUR/USD Exchange Rate -0.68 -0.67 5.22 -1.85 -0.35 1.14 10.44 1.00
S&P 500® TR Index 5.23 7.14 24.61 16.58 18.83 6.03 13.40 0.70
MSCI EAFE TR Index 4.09 4.78 23.57 8.10 11.77 1.14 19.16 0.81
MSCI Emerging Markets TR IndexSM 6.60 6.14 14.31 -0.39 9.24 3.24 17.05 0.69
Barclays U.S. Aggregate Bond TR Index 2.04 3.93 4.37 3.66 4.85 5.07 2.85 -0.09
Bloomberg Commodity Index Total ReturnSM 0.08 7.08 8.21 -5.17 1.99 -2.73 15.02 0.64
Source: Barclays, BlackRock, S&P Dow Jones Indices, LLC, MSCI, Bloomberg, as of 6/30/2014.
Annualized Performance, Standard Deviation And Correlation History
-8$ 0$ 8$ 15$ 23$ 30$ mAY 07 mAY 08 mAY 09 mAY 10 mAY 11
EUR/USD Exchange Rate
Cumulative Return
Source: Barclays, BlackRock (based on daily returns since ETN inception date; 05/08/07-06/30/14).
Source: Barclays, as of 6/30/2014. Index composition is subject to change.
Index Composition
iPath® EUR/USD Exchange Rate ETN
3-month Return %
6-month Return %
1-Year Return % Annualized
3-Year Return % Annualized
5-Year Return % Annualized
Since ETN Inception 05/08/07 Return % Annualized
Standard Deviation % Annualized3
Index Correlations4
The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The MSCI EAFE Index is an equity index which captures large and mid cap representation across developed markets countries around the world, excluding the U.S. and Canada. The MSCI Emerging Markets IndexSM is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. The Barclays U.S. Aggregate Bond Index provides a measure of the performance of the U.S. investment grade bonds market.The Bloomberg Commodity Index Total ReturnSM reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the index plus the rate of interest that cound be earned on cash collateral invested in specified Treasury Bills.

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Benefits Risks
May provide portfolio diversification and completion* No principal protection
Ability to execute tactical views Credit risk of the issuer
Interest Rate Management Concentration of index exposure
Hedging Tool Minimum number of ETNs required to redeem directly with issuer**
Exchange listed Market risk
Daily redemption capabilities directly to issuer** Yearly fee and applicable costs
No tracking error to their specified underlying index***
* Diversification does not protect against market risk.
**Subject to notification requirements described in the applicable prospectus, a holder must redeem at least 50,000 iPath ETNs of the same series at one time in order to exercise the right to redeem the ETNs on any redemption date.
*** Excluding fees and applicable costs and applies only to the indicative value, not necessarily to the secondary market price. Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.
Selected Risk Considerations
An investment in the iPath ETNs described herein (the “ETNs”) involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product prospectus.
You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.
Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.
Single Currency Exchange Risk: An investment in ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.
Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock or foreign exchange markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.
A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.
No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.
iP-ERO-I0614
1-877-764-7284 www.ipathetn.com
Not FDIC Insured—No Bank Guarantee—May Lose Value

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Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus.
Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.
BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.
The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.
© 2015 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0741-1014
iP-ERO-I0614
1-877-764-7284 www.ipathetn.com
Not FDIC Insured—No Bank Guarantee—May Lose Value